UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                             (Amendment No._____ )*


                             SPACEHAB, Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    846243103
                  --------------------------------------------
                                 (CUSIP Number)


                                 October 5, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1 (b)

         [X] Rule 13d-1(c)

         [ ] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the ACT but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                Page 1 of 9 pages

CUSIP No.            846243103
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.    Plainfield Direct Inc.

     I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization   Delaware
--------------------------------------------------------------------------------
Number of               5.   Sole Voting Power             0
Shares Bene-            --------------------------------------------------------
ficially owned          6.   Shared Voting Power           1,151,757
by Each                 --------------------------------------------------------
Reporting               7.   Sole Dispositive Power        0
Person With:            --------------------------------------------------------
                        8.   Shared Dispositive Power      1,151,757
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person    1,151,757
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                  [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)    8.50%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)      CO
--------------------------------------------------------------------------------

                                Page 2 of 9 pages

CUSIP No.            846243103
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.    Plainfield Special Situations Master Fund
                                    Limited

     I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization   Cayman Islands
--------------------------------------------------------------------------------
Number of               5.   Sole Voting Power             0
Shares Bene-            --------------------------------------------------------
ficially owned          6.   Shared Voting Power           1,151,757
by Each                 --------------------------------------------------------
Reporting               7.   Sole Dispositive Power        0
Person With:            --------------------------------------------------------
                        8.   Shared Dispositive Power      1,151,757
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person    1,151,757
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                    [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)    8.50%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)      CO
--------------------------------------------------------------------------------

                                Page 3 of 9 pages

CUSIP No.            846243103
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.    Plainfield Direct Master Fund Limited

     I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization   Cayman Islands
--------------------------------------------------------------------------------
Number of               5.   Sole Voting Power             0
Shares Bene-            --------------------------------------------------------
ficially owned          6.   Shared Voting Power           1,151,757
by Each                 --------------------------------------------------------
Reporting               7.   Sole Dispositive Power        0
Person With:            --------------------------------------------------------
                        8.   Shared Dispositive Power      1,151,757
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person    1,151,757
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                    [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)    8.50%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)      CO
--------------------------------------------------------------------------------

                                Page 4 of 9 pages

CUSIP No.            846243103
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.    Plainfield Asset Management LLC

     I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization   Delaware
--------------------------------------------------------------------------------
Number of               5.   Sole Voting Power             0
Shares Bene-            --------------------------------------------------------
ficially owned          6.   Shared Voting Power           1,151,757
by Each                 --------------------------------------------------------
Reporting               7.   Sole Dispositive Power        0
Person With:            --------------------------------------------------------
                        8.   Shared Dispositive Power      1,151,757
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person    1,151,757
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                    [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)    8.50%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)      IA, OO
--------------------------------------------------------------------------------

                                Page 5 of 9 pages

CUSIP No.            846243103
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.    Max Holmes

     I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization   United States
--------------------------------------------------------------------------------
Number of               5.   Sole Voting Power             0
Shares Bene-            --------------------------------------------------------
ficially owned          6.   Shared Voting Power           1,151,757
by Each                 --------------------------------------------------------
Reporting               7.   Sole Dispositive Power        0
Person With:            --------------------------------------------------------
                        8.   Shared Dispositive Power      1,151,757
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person    1,151,757
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                    [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)    8.50%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)      IN
--------------------------------------------------------------------------------

                                Page 6 of 9 pages

Item 1.
(a)  The name of the issuer is SPACEHAB, Incorporated (the "Issuer").
(b) The principal executive office of the Issuer is located at 12130 Highway 3, Building 1, Webster, Texas 77598-1504.

Item 2.
(a) This Schedule 13G (the "Statement") is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (i) Plainfield Direct Inc., a Delaware corporation ("Plainfield Direct"), (ii) Plainfield Special Situations Master Fund Limited, a Cayman Islands exempt company ("Master Fund"), (iii) Plainfield Direct Master Fund Limited, a Cayman Islands exempt company ("Direct Master Fund"), (iv) Plainfield Asset Management LLC, a Delaware limited liability company ("Asset Management") and (v) Max Holmes, an individual. Master Fund and Direct Master Fund are the owners of Plainfield Direct. Asset Management is the Manager of Master Fund and Direct Master Fund. Max Holmes is the chief investment officer of Asset Management. The Reporting Persons may be deemed to be a "group" within the meaning of Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended. Nothing in this Statement shall be deemed an affirmation by the Reporting Persons of the existence of a "group."
(b) The Principal Business Office of the Reporting Persons is 55 Railroad Avenue, Greenwich, CT 06830.
(c) For citizenship information for the Reporting Persons see item 4 of the cover sheet of each Reporting Person.
(d) This Statement relates to the Common Stock, no par value (the "Common Stock") of the Issuer.
(e)  The CUSIP Number of the Common Stock of the Issuer is 846243103.

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ]  Broker or dealer registered under section 15 of the Act (15 U.S.C.
         78o).
(b) [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) [ ]  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
         78c).
(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) [ ]  An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) [ ]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J);

Item 4. Ownership.
See Items 5-9 and 11 on the cover page for each Reporting Person. The ownership listed on the cover page includes ownership by the Reporting Persons as of January 31, 2008 of 1,151,757 shares of Common Stock of the Issuer. The percentage ownership listed on the cover page has been calculated in accordance with ss. 240.13d-3(d)(1) and is based upon 13,557,000 shares of the Issuer's Common Stock outstanding on November 21, 2007, as reported in the Issuer's Current Report on Form 8-K filed on November 21, 2007.

The Common Stock owned by the Reporting Persons was obtained by the Reporting Persons as a result of the Reporting Persons' (i) purchase of 150,000 shares of Common Stock and (ii) purchase of $6,484,000 of the Issuer's 8% Convertible Subordinated Notes due 2007 (the "Notes"). The Notes were subsequently exchanged by the Reporting Persons for 479,816 shares of Common Stock and 7,781 shares of Series C Convertible Preferred Stock of the Issuer pursuant to an Exchange Offer made by the Issuer that closed on October 5, 2007 (the "Exchange Offer"). On October 5, 2007, the Reporting Persons' ownership of the Common Stock exceeded five percent of the Issuer's outstanding Common Stock calculated in accordance with ss.240.13d-3(d)(1). On November 21, 2007, the Issuer effectuated a ten for one reverse stock split of the Common Stock and simultaneously converted all shares of its Series C Convertible Preferred Stock into Common Stock. In January 2008, the Reporting Persons sold an aggregate of 48,000 shares of Common Stock in the open market.

                                Page 7 of 9 pages

In connection with the Exchange Offer, the Issuer granted the Reporting Persons the right (the "Option") to participate in up to 25% of certain future public or private sales or issuances made prior to August 31, 2009 by the Issuer of its Common Stock or securities convertible into its Common Stock to the extent necessary to maintain the percentage of the Issuer's Common Stock owned by the Reporting Persons immediately prior to any such offering. The Reporting Persons have made no decision about whether to purchase additional shares pursuant to the Option and reserve all rights with respect thereto.

                                ----------------

Instruction. For computations regarding securities which represent a right to acquire an underlying security see ss.240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Instruction: Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.
                                                           [ ]  EXHIBIT ATTACHED

Item 8.  Identification and Classification of Members of the Group
If a group has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9.  Notice of Dissolution of Group
Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.
                                                           [ ]  EXHIBIT ATTACHED
Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                Page 8 of 9 pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2008

                                       PLAINFIELD DIRECT INC.

                                       By: /s/ Thomas X. Fritsch
                                           -------------------------------------
                                           Thomas X. Fritsch
                                           Authorized Individual


                                       PLAINFIELD SPECIAL SITUATIONS MASTER FUND
                                       LIMITED

                                       By: /s/ Thomas X. Fritsch
                                           -------------------------------------
                                           Thomas X. Fritsch
                                           Authorized Individual


                                       PLAINFIELD DIRECT MASTER FUND LIMITED

                                       By: /s/ Thomas X. Fritsch
                                           -------------------------------------
                                           Thomas X. Fritsch
                                           Authorized Individual


                                       PLAINFIELD ASSET MANAGEMENT LLC

                                       By: /s/ Thomas X. Fritsch
                                           -------------------------------------
                                           Thomas X. Fritsch
                                           Managing Director and General Counsel


                                       MAX HOLMES

                                       By: /s/ Thomas X. Fritsch
                                           -------------------------------------
                                           Thomas X. Fritsch
                                           Attorney-in-Fact*


* Duly authorized pursuant to Power of Attorney, February 1, 2007, by and on behalf of Max Holmes, appointing Thomas X. Fritsch as his attorney-in-fact, included as Exhibit A to this Schedule 13G.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                                Page 9 of 9 pages

                                                                       EXHIBIT A

                            LIMITED POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that the undersigned hereby constitutes Thomas X. Fritsch, as the undersigned's true and lawful attorney-in-fact, limited solely to the following purposes, to:

         (1) execute for and on the undersigned's behalf (i) Forms 3, 4 and 5 (including any amendments thereto) which may be required to be filed with the Securities and Exchange Commission ("SEC") in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder, (ii) Schedules 13G and 13D (including any amendments thereto) which may be required to be filed in accordance with Sections 13(d) and 13(g) of the Securities Exchange Act of 1934 and the rules thereunder, and (iii) a Form ID (including any amendments thereto) and any other documents necessary or appropriate to obtain codes and passwords enabling the undersigned to make electronic filings with the SEC of reports, with respect to the undersigned's beneficial ownership of and transactions in reportable securities;

         (2) do and perform any and all acts for and on the undersigned's behalf, which may be necessary or desirable, to complete, execute and file any such Form 3, 4 or 5, Schedule 13G or 13D, Form ID or any forms necessary to obtain or renew such SEC access codes; and

         (3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest, or legally required by the undersigned, it being understood that the documents executed by such attorney-in-fact on the undersigned's behalf of pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his or her discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or his or her substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 16 or Section 13 of the Securities Exchange Act of 1934.

Photographic copies of this Power of Attorney shall have the same force and effect as the original. This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4, and 5 or Schedules 13D or 13G with respect to the undersigned's beneficial ownership of and transactions in reportable securities, unless earlier revoked by the undersigned (a) automatically upon the undersigned's death, (b) automatically upon the attorney-in-fact being notified of the undersigned's disability, (c) automatically upon the attorney-in-fact no longer being employed by Plainfield Asset Management LLC or (d) upon a signed written revocation delivered to the foregoing attorney-in-fact.

         IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 1st day of February, 2007.


/s/ Max Holmes
-----------------------
MAX HOLMES

STATE OF CONNECTICUT
COUNTY OF FAIRFIELD

This document was acknowledged before me on February 1, 2007 by Max Holmes.


/s/ Theresa Lowe
-----------------------
Notary Public

                                                                       EXHIBIT B

               JOINT FILING AGREEMENT PURSUANT TO RULE 13D-1(K)(1)

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or
Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated: February 1, 2008

                                       PLAINFIELD DIRECT INC.

                                       By: /s/ Thomas X. Fritsch
                                           -------------------------------------
                                           Thomas X. Fritsch
                                           Authorized Individual


                                       PLAINFIELD SPECIAL SITUATIONS MASTER FUND
                                       LIMITED

                                       By: /s/ Thomas X. Fritsch
                                           -------------------------------------
                                           Thomas X. Fritsch
                                           Authorized Individual


                                       PLAINFIELD DIRECT MASTER FUND LIMITED

                                       By: /s/ Thomas X. Fritsch
                                           -------------------------------------
                                           Thomas X. Fritsch
                                           Authorized Individual


                                       PLAINFIELD ASSET MANAGEMENT LLC

                                       By: /s/ Thomas X. Fritsch
                                           -------------------------------------
                                           Thomas X. Fritsch
                                           Managing Director and General Counsel


                                       MAX HOLMES

                                       By: /s/ Thomas X. Fritsch
                                           -------------------------------------
                                           Thomas X. Fritsch
                                           Attorney-in-Fact*


*Duly authorized pursuant to Power of Attorney, dated February 1, 2007 by and on behalf of Max Holmes, appointing Thomas X. Fritsch as his attorney-in-fact, included as Exhibit A to the Schedule 13G to which this Joint Filing Agreement is attached.